UNITED STATES OF AMERICA

	  BEFORE THE SECURITIES AND EXCHANGE COMMISSION

			WASHINGTON, D.C.



* * * * * * * * * * * * * * * * *
In the Matter of                *
				*
ENTERGY CORPORATION et al.      *              CERTIFICATE
				*           PURSUANT TO RULE 24
				*
File No. 70-9123                *
				*
(Public Utility Holding Company *
Act of 1935)                    *
* * * * * * * * * * * * * * * * *


      Pursuant  to  Rule  24 promulgated by  the  Securities  and

Exchange  Commission  (SEC)  under  the  Public  Utility  Holding

Company  Act  of  1935,  as  amended  (Act),  modified   by   the

application  -  declaration, as amended, in the above  referenced file and the related order dated June 22, 1999 (June 1999 Order),

this  is  to certify that the following transactions were carried out  during  the  three  (3) months ended December  31,  1999  by

Entergy Corporation's Non-utility Companies<FN1>(Non-Reg Companies),

pursuant to the authorization of the SEC.  Capitalized terms used in  this Certificate, unless otherwise defined, have the meanings set forth in the June 1999 Order.

Authorized Transactions

      Pursuant  to the June 1999 Order,(a) the Non-Reg  Companies

are authorized to conduct  development activities with respect to

various   investment   opportunities  for   Entergy   Corporation

(Entergy),  (b) the Non-Reg Companies are authorized  to  provide various consulting services to other Non-Reg Companies and to non-

associates,  including  to market to non-associates  the  Entergy

System's expertise and capabilities in energy-related areas,  and to  market  to non-associates intellectual property developed  or acquired  by  System  companies, (c) the  Non-Reg  Companies  are authorized  to  provide  various management,  administrative  and

support   services  to  associate  companies,  excluding  certain

associate   companies  (Excepted  Companies<FN2>), (d) Entergy is

authorized  to create O&M Subs to provide various operations  and maintenance services to non-associate or associate companies, (e)

Entergy  is authorized to create one or more New Subsidiaries,(f)

Entergy  and  the Non-Reg Companies are authorized to  make  Non-

utility  loans  to  certain Non-Reg Companies,  (g)  the  Non-Reg

Companies are authorized to issue Other Securities of any type to

Entergy, to other Non-Reg Companies or to third parties, and  (h)

the  Non-Reg Companies are authorized to pay dividends  to  their

immediate  parent  companies  from  capital  accounts  or   other

unearned surplus.

      During  the quarter, the Non-Reg Companies participated  in the following:

I.  Administrative, Consulting, Management, and Other Services to

     Associate Companies

      During  the quarter, Entergy Enterprises Inc. (Enterprises)

provided certain management and support services, at cost, to its associate  companies,  Entergy Power, Inc. (EPI),  Entergy  Power

Marketing  Corp.,  Entergy  Technology  Holding  Company  (ETHC),

Entergy  Technology Company (ETC), Entergy Thermal  LLC,  Entergy

Power Development Corporation, Entergy International Holdings Ltd

LLC,  Entergy  Pakistan,  Ltd., EP Edegel,  Inc.,  Entergy  Power

Chile, Inc., Entergy Power Operations Corp., Entergy Power  Asia,

Ltd.,   and  Entergy  Trading  and  Marketing  Ltd.  Enterprises'

billings  to  all such associate companies included direct  costs incurred  plus  an  indirect loading  based  upon  current  month administrative charges.

     Enterprises  billed,  at cost, EPI ($207,789)  for  services related  to  the  marketing of EPI capacity and energy  to  other utilities  at wholesale, preparation of contracts and  regulatory filings,  oversight of plant operations and maintenance by  plant

operators, and procurement of transmission services.   In  regard

to Entergy Power Marketing Corp. ($5,199,573) and Entergy Trading

and Marketing Ltd. ($90,301) these services related to management oversight,  the marketing of energy commodities to third  parties at wholesale, the preparation of contracts and regulatory filings and  the  procurement  of  transmission services.  In  regard  to

Entergy   Thermal   LLC  ($176,833.82),  ETHC   ($165,561),   ETC

($119,317),   Entergy  Power  Development  Corp.   ($11,646,848),

Entergy  International  Holdings,  Ltd.  LLC  ($28,727),  Entergy

Pakistan  Ltd  ($517,381),  EP Edegel, Inc.  ($402,646),  Entergy

Power Chile, Inc. ($19,513), Entergy Power Operations Corporation

($423,151),  and Entergy Power Asia, Ltd ($432,038 credit)  these services  were  primarily related to management oversight  and/or project development.

     Also  during the quarter, ENI provided management  oversight services  to  Entergy Nuclear Generation Corp.  relating  to  the operation of the Pilgrim nuclear plant at cost ($13,958).

     During  the  quarter,  EOSI provided  management  and  other

administrative  services  to Entergy  Thermal  LLC.   The  amount

billed,  at  cost,  in  the fourth quarter was  $132,724.   Also,

during   the   quarter  EOSI  provided  estimating  services   to

Enterprises at cost ($2,700).

     During   the   quarter,  Entergy  Holdings,  Inc.   provided

management/administrative  and  consulting  services  to  Entergy

Business  Solutions LLC and to Entergy Thermal LLC.   The  amount

billed,  at  cost,  to  Entergy Business  Solutions  and  Entergy

Thermal   in   the  fourth  quarter  was  $2,898   and   $17,356,

respectively.

II.  Consulting Services Provided to Non-Associate Companies

       Enterprises,   under   contract   with   a   hydroelectric

partnership,   continues  to  provide  an  array   of   technical

services/support and maintenance for a hydroelectric transmission line.  Certain Entergy Services, Inc. personnel are providing the

services.   Enterprises is paid a fixed annual  fee  plus  market

based  rates for performing maintenance on the transmission line.

The  partnership was charged $17,701 for services rendered during this quarter.

     During  the  quarter,  no  other  consulting  services  were provided by Non-Reg Companies to non-associate companies.

III. Nonutility  Loans Made by Entergy to Non-Reg  Companies,  or

     Between Non-Reg Companies

     During the quarter, no Nonutility Loans subject to reporting in  this  Certificate were made by Entergy to Non-Reg  Companies,

nor were any such loans made between Non-Reg Companies.

IV.  Other Securities Issuances by Non-Reg Companies

     During the quarter, no Other Securities subject to reporting in this Certificate were issued by any Non-Reg Companies.

V.   Formation  and  Capitalization of New Subsidiaries  and  O&M

     Subs

     During  the  quarter, Entergy organized Entergy Nuclear  New

York Investment Company I and Entergy Nuclear New York Investment

Company  II as New Subsidiaries in accordance with the June  1999

Order.  Entergy  Nuclear  New  York  Investment  Company  I   was

capitalized  for  $1,000 with the issuance of its  common  stock.

Entergy  Nuclear  New York Investment Company II was  capitalized for $1,000 with the issuance of its common stock.

     During  the quarter, no other amounts were expended to  form and capitalize any New Subsidiaries or O&M Subs.

VI.  Nature and Extent of O&M Services Provided

      During  the quarter, Entergy's subsidiary, Entergy Nuclear,

Inc.  (ENI), provided decommissioning management services to  two large nuclear operating utilities in the Northeast. ENI is paid a fixed  monthly  fee and certain incentive fees and is  reimbursed for its actual expenses for labor and related charges at cost for all services provided.  ENI also provided consulting services, at cost, to a non-associate company related to intellectual property developed  and  sold  by ENI.  Also, ENI  provided  to  two  non-

associate companies consulting services related to the operation,

maintenance and decommissioning of nuclear generation facilities.

These  services were billed at market prices.  The  total  amount billed  by  ENI  for  all such services during  the  quarter  was

$4,656,780.

     In  addition,  during  the  quarter,  Entergy's  subsidiary,

Entergy  Operations Services, Inc. (EOSI) provided power  project

related  operation  and  management  services  to  several   non-

associate  customers,  including professional  advice,  technical

expertise   and   maintenance  services.   Specifically,   EOSI's

services   to   non-associate   customers   included   performing

preventive  maintenance  on substations;  performing  transformer maintenance;  completing a data link between a substation  and  a

power   plant;  replacing  diode  modules  in  battery   charger;

providing   oversight  expertise  during   a   main   transformer

inspection; preparing a due diligence report on return-to-service units  for  a electric company; providing analysis and report  on coal  plant performance; conducting laser scanning to detect  gas leak;  changing-out  a  transformer  for  a  customer;  providing

service   to  AC  transfer  switch  and  substation  transformer;

continuing  work  on  a  merchant plant substation  installation;

continuing work on modification of substation and construction of transmission  line;  performing  analysis  of  230kV  design  and construction  projects  to add line disconnect  switches  and  to modify/upgrade  relaying and DC systems;  continuing  fabricating and  installing  a co-gen tie-in line.  The total amounts  billed for  all  such  services  in the fourth quarter  were  $2,591,272 consisting,  in each case, of market-based fees and  reimbursable expenses.

      Entergy  represents that no Excepted Company has subsidized the operations of any Non-Reg Company, and that the rendering  of

O&M  Services  by O&M Subs is in compliance with  the  applicable rules,  regulations and orders of the SEC and has  not  adversely affected  the  services provided by any Excepted Company  to  its customers.

VII. Payment of Dividends By Non-Reg Companies

     During the quarter, Entergy Wireless, Inc. paid dividends to its  parent,  Entergy Technology Holding Company, of  $13,333,333 out  of  contributed capital.  Also during the  quarter,  Entergy

Technology  Holding  Company paid dividends  out  of  contributed capital  in  the  amount of $10,000,000 to  its  parent,  Entergy

Corporation.

     During  the quarter, no other dividends subject to reporting in this Certificate were paid by Non-Reg Companies.

VIII.     Reorganizations

     During  the  quarter  Enterprises sold  at  book  value  its remaining  420  shares  of  common stock  in  Entergy  Operations

Services,  Inc. to Entergy Corporation.  No other reorganizations of  Entergy's ownership interests in Non-Reg Companies subject to reporting in this Certificate were effected during the quarter.

     The   current   Entergy  Non-Reg  Companies'  organizational

structure as of December 31, 1999 is included in Exhibit 1.



	  IN  WITNESS WHEREOF, the undersigned company has caused

     this certificate to be executed on this 29th day of February

     2000.



ENTERGY CORPORATION



By:   /s/ Nathan E. Langston
     Nathan E. Langston
     Vice President and Chief Accounting Officer



_______________________________
<FN1> Non-utilities are defined as in the June 1999 Order "exempt wholesale generators" ("EWGs"), "foreign utility companies" ("FUCOs"), "exempt telecommunications companies" ("ETCs"), "O&M Subs", "Authorized Subsidiary Companies", "New Subsidiaries" and "Energy-related Companies".
<FN2> The Excepted Companies are Entergy's retail operating
      companies (Entergy Arkansas Inc., Entergy Louisiana Inc., Entergy Mississippi Inc., Entergy New Orleans Inc. and Entergy Gulf States Inc.), System Energy Resources, Inc., System Fuels, Inc., Entergy Operations, Inc., Entergy Services, Inc., and any other subsidiaries that Entergy may create whose activities and operations are primarily related to the domestic sale of electric energy at retail or at wholesale to affiliates or the provision of goods or services thereto.